UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _____)*

CALPIAN, INC.

(Name of Issuer)

Common Stock $0.001 par value

(Title of Class of Securities)

13135X108

(CUSIP Number)

Laird Q. Cagan
c/o Cagan McAfee Capital Partners, LLC

20400 Stevens Creek Blvd., Suite 700

Cupertino, CA 95014

(408) 873-0400

with a copy to:

Lawrence Schnapp

c/o TroyGould PC

1801Century Park East, 16th Floor

Los Angeles, CA 90067

(310) 789-1255

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 5, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 13135X108

1.	Name of Reporting Person Laird Q. Cagan I.R.S. Identification No. of above person (entities only) Not applicable
2.	Check the Appropriate Box if a Member of a Group. (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF, OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,691,563 shares (1)
	8.	Shared Voting Power 1,200,000 shares (2)
	9.	Sole Dispositive Power 1,691,563 shares
	10.	Shared Dispositive Power 1,200,000 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,891,563 shares (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 17.4%
14.	Type of Reporting Person IN

________________

(1)

Represents shares of Common Stock owned of record by IRA FBO Laird Q. Cagan and 16,563 shares Mr. Cagan has the right to acquire pursuant to warrants.

(2)

Represents 1,200,000 shares of Common Stock beneficially owned by Sherry Cagan, Mr. Cagan’s spouse, through the holder of record IRA FBO Sherry Cagan.  Mrs. Cagan has sole voting and dispositive control over the shares held by the IRA FBO Sherry Cagan, but Mr. Cagan may be deemed to have shared control by virtue of Mrs. Cagan being his spouse.

CUSIP NO. 13135X108

1.	Name of Reporting Person Sherry Cagan I.R.S. Identification No. of above person (entities only) Not applicable
2.	Check the Appropriate Box if a Member of a Group. (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF, OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,200,000 shares (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,200,000 shares (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,200,000 shares (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 7.2%
14.	Type of Reporting Person IN

________________

(1)

Represents shares of Common Stock owned of record by IRA FBO Sherry Cagan.  Sherry Cagan has sole voting and dispositive control over these shares.

Item 1.

 Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share, of Calpian, Inc., a Texas corporation (f/k/a Toyzap.com, Inc.) (“Calpian” or “Company”), the principal executive offices of which are located at 500 North Akard Street, Suite 2850, Dallas, TX 75201.

Item 2.  Identity and Background

(a)

Names

Laird Q. Cagan (“Mr. Cagan”) and Sherry Cagan (“Mrs. Cagan” and together with Mr. Cagan, the “Reporting Persons”)

(b)

Addresses

The principal business address of Mr. Cagan and Mrs. Cagan is 20400 Stevens Creek Blvd., Suite 700, Cupertino CA 95014.

(c)

Principal Business and Occupations

The principal occupation of each of Mr. Cagan is Managing Director of Cagan McAfee Capital Partners, LLC (“Cagan McAfee”). The principal business of Cagan McAfee is that of a private equity investment firm that also provides financial and investment advisory services.  The principal business address of Cagan McAfee is 20400 Stevens Creek Blvd., Suite 700, Cupertino CA 95014.

Mrs. Cagan is an artist and a sculptor.

(d) and (e)

Convictions or Proceedings

During the last five years, neither of the Reporting Persons has either (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Citizenship and Place of Organization.

Mr. Cagan and Mrs. Cagan are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

The information contained in Item 4 below, to the extent that it relates to the source of funds used in connection with the transactions described in Item 4, is incorporated by reference into this Item 3.

Item 4.  Purpose of the Transaction

The registration of Calpian’s Common Stock under the Securities Exchange Act of 1934 (the “Exchange Act”) became effective on July 26, 2010.

Acquisition of Common Stock

On April 23, 2010, before the registration of the Company’s Common Stock under the Securities Exchange Act of 1934 became effective, Lance Dean, Ray A. Balestri, and certain other shareholders (collectively, the “Selling Shareholders”) of the Company holding an aggregate of 19,825,860 shares of Common Stock of the Company (as adjusted to reflect the Company’s recent stock dividend discussed below) entered into stock purchase agreements (collectively, the “Purchase Agreements”) with Laird Q. Cagan, Harold Montgomery, Craig Jessen, affiliates thereof, and certain other purchasers (collectively, the “Purchasers”), pursuant to which the Purchasers acquired an aggregate of 19,825,860 shares (the “Shares”) of Common Stock (as adjusted to reflect the stock dividend) from the Selling Shareholders for aggregate cash consideration of $400,000 (the “Original Purchase Price”), paid by the Purchasers from their respective personal funds.  In the transaction, IRA FBO Laird Q. Cagan paid $20,710.97 and IRA FBO Sherry Cagan paid $14,837.71.

Immediately upon closing of the sales contemplated by the Purchase Agreements (the “Closing”), (i) the Purchasers contributed an aggregate of 3,450,860 of Shares (as adjusted to reflect the stock dividend) to the capital of the Company thereby reducing the aggregate issued and outstanding Shares of the Company to 16,549,140 shares of Common Stock (as adjusted to reflect the stock dividend), (ii) Lance Dean resigned as the sole director and officer of the Company, and (iii) Messrs. Montgomery, Jessen and Cagan were appointed directors of the Company; Mr. Montgomery was appointed Chairman, Chief Executive Officer and Secretary; Mr. Jessen was appointed President; and Mr. David Pilotte was appointed Chief Financial Officer. Upon the Closing (and taking into account the capital contribution referred to in (i), above), the Purchasers acquired in the aggregate 99.1% of the Company’s issued and outstanding Common Stock and, if they were to act together, attained voting control of the Company.

Also upon the Closing, the Purchasers and Cagan Capital, LLC (“CC”), a limited liability company managed and controlled by Mr. Cagan, entered into a Shareholders’ Agreement, dated April 23, 2010 (the “Shareholders’ Agreement”), pursuant to which (i) the parties agreed to vote all Company shares held by them in order to elect the nominee of CC as a Director of the Company, and (ii) the Purchasers each agreed that, in the event the Company does not raise at least $2 million in equity financing by September 1, 2010 that CC may purchase all, but not less than all, of the Company shares held by the Purchasers at a purchase price equal to the Original Purchase Price paid by such Purchasers under the Purchase Agreements (the “Purchase Option”).   The Shareholders’ Agreement has a two (2) year term. Furthermore, at Closing, Purchasers holding all but 200,000 of the Shares (as adjusted to reflect the stock dividend) acquired from the Selling Shareholders entered into a lock-up agreement with the Company pursuant to which each such Purchaser is prohibited from offering, selling, contracting to sell, transfer, hypothecate, pledge, or otherwise dispose of any shares of the Company’s Common Stock acquired under the Purchase Agreements for a period of two (2) years from Closing unless, and to the extent, such restrictions are waived by the Company.

As referenced above, on May 12, 2010, the Board of Directors of the Company approved and declared a stock dividend of one (1) share of Company Common Stock for every one (1) share of Common Stock outstanding, to be issued to holders of record as of May 31, 2010, and paid on June 1, 2010. The stock dividend was affected in the form of a two-for-one stock split.

On August 31, 2010, CC waived all of its rights to the Purchase Option under the Shareholders’ Agreement.

Acquisition of Warrants

On April 30, 2010, the Company entered into an engagement agreement with Colorado Financial Service Corporation (“CFSC”), pursuant to which CFSC was to act as the exclusive financial advisor to the Company in connection with the proposed private placement of unregistered equity or equity linked securities of the Company (the “Offering”).  Mr. Cagan is a registered representative and principal of CFSC.  Pursuant to the engagement agreement with CFSC, the Company will pay CFSC’s fees for securities sold by CFSC in the Offering equal to 8% of the aggregate gross Offering proceeds from all sales placed by CFSC in the Offering (the “Placement Agent Fee”).  In addition, the Company will pay a non-accountable expense allowance to CFSC of 2% of the gross Offering proceeds (the “Expense Allowance”).  CFSC agents shall also collectively receive warrants to purchase a number of shares of securities of the Company equal to 10% of the number of shares placed by CFSC in the Offering (the “Placement Agent Warrants”).  As a registered representative and principal of CFSC, Mr. Cagan is entitled to receive a substantial portion of the Placement Agent Fee, Expense Allowance and Placement Agent Warrants due and owing to CFSC in connection with the Offering.

On August 5, 2010, the Company completed a private placement of 10,450 shares of its Series A Convertible Preferred Stock (the “Series A Preferred”) at a price of $100 per share.  In connection with this private placement, CFSC received total cash fees (including a non-accountable expense reimbursement) of $46,900 and five-year warrants (“Warrants”) to purchase a total of up to 32,501 shares of the Company’s common stock at an exercise price of $1.00 per share. Of these amounts, Mr. Cagan was allocated from CFSC $32,583 and warrants exercisable for 16,563 shares of Common Stock of the Company.

Except for the transactions described above or the issuance of Common Stock pursuant to the exercise of the warrants described in this Item 4 above, and possible acquisitions of shares of Calpian Common Stock on the open market, Mr. Cagan has no plans or proposals that relate to, or that would result in, any of the events described in paragraphs (a) to (j) of Item 4 of the Schedule 13D instructions.

Item 5.  Interest in Securities of the Issuer

The following information is based upon a total of 16,649,140 shares of Calpian Common Stock being beneficially owned as described in Calpian’s Definitive Proxy Statement on Schedule 14A, dated August 23, 2010.

Mr. Cagan beneficially owns 2,891,563 shares of Calpian Common Stock, representing 17.4% of the total outstanding Common Stock of Calpian.  These shares consist of:

 (i) 1,675,000 shares held of record by IRA FBO Laird Q. Cagan and over which Mr. Cagan has sole voting and dispositive power;

(ii) 1,200,000 shares held of record by IRA FBO Sherry Cagan, and over which Mrs. Cagan, Mr. Cagan’s spouse, has sole voting and investment control. Mr. Cagan may be deemed to shared voting and dispositive power, solely by virtue of his relationship with Mrs. Cagan; and

(iii) 16,563 shares which are issuable upon exercise of the Placement Agent Warrants attributable to Mr. Cagan as a principal and registered representative, and over which Mr. Cagan has sole voting and dispositive power.  Mr. Cagan disclaims beneficial ownership of any other shares subject to Placement Agent Warrants issued to CFSC.

Mrs. Cagan beneficially own 1,200,000 shares of Calpian Common Stock, representing 7.2% of the total outstanding Common Stock of Calpian. These shares are held of record by IRA FBO Sherry Cagan, over which Mrs. Cagan has sole voting and dispositive control.

Except for the transactions that are described in this Schedule 13D, no Reporting Person has effected any transactions in Calpian Common Stock during the sixty days prior to the date of this Schedule 13D, and no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Persons.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The description in Item 4 above regarding the Purchase Agreements, the Shareholders’ Agreement, and the warrants and other agreements referred to in Item 4 is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

The following documents are included as exhibits to this Schedule 13D:

Number	Exhibit

99.1	Purchase Agreement, form of (to purchase outstanding shares of the Company’s Common Stock from selling shareholders). *

99.2	Shareholders’ Agreement between certain of the Company’s shareholders and Cagan Capital, LLC. *

99.3	Lock-up Agreement, form of. *

99.4	Engagement Agreement by and between the Company and Colorado Financial Service Corporation. *

99.5	Form of Placement Agent Warrant.**

———————

*

Filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010.

**Filed as an exhibit to Calpian’s Current Report on Form 8-K filed on August 9, 2010.

Signatures

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

September 15, 2010	/s/ LAIRD Q. CAGAN
LAIRD Q. CAGAN

September 15, 2010	/s/ SHERRY CAGAN
SHERRY CAGAN

Joint Filing Agreement

The undersigned hereby agree as follows:

1.

Each of the undersigned is individually eligible to use the Schedule 13D to which this exhibit is attached; the Schedule 13D is filed on behalf of each of the undersigned; and all subsequent amendments to the Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements; and

2.

Each of them is responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein, but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing unless such person knows or has reason to believe that such information is inaccurate.

September 15, 2010	/s/ LAIRD Q. CAGAN
LAIRD Q. CAGAN

September 15, 2010	/s/ SHERRY CAGAN
SHERRY CAGAN